

July 17, 2013

Via Email
Dana Gallovicova
Chief Executive Officer
Zlato Inc.
Mlynska 28
040 01 Kosice, Slovak Republic

> **Re: Zlato Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed July 2, 2013**
> **File No. 333-188610**

Dear Ms. Gallovicova:

We have reviewed your amended registration statement and your response letter dated July 2, 2013 and have the following comments. Unless otherwise noted, where prior comments are referenced, they refer to our letter dated June 11, 2013.

Risk Factors

"As an 'Emerging Growth Company' under the JOBS Act . . . ," page 11

1.   We note your revisions in response to prior comment 9, which includes the assertion that all of the exemptions available to you as an emerging growth company would continue to be available to you as a smaller reporting company. Since not all exemptions available to emerging growth companies are available to smaller reporting companies, please revise your disclosure to specify which of the exemptions you reference would continue to be available to you so long as you remain a smaller reporting company. Additionally, consider breaking out the discussion addressing the exemptions available to you as a smaller reporting company as a separate risk factor.

2.   Please revise the sentence that begins "After, and if ever, we are no longer an 'emerging growth company,'" in the penultimate paragraph of this risk factor to remove any implication that you could remain an emerging growth company indefinitely.

"As a shell company there are restrictions imposed upon the transferability . . . ," page 12

3.   We note your revisions in response to prior comment 2. Please revise this risk factor to state clearly that because you are a shell company, resales of unregistered shares issued

by you are not permitted under Rule 144(i) until 12 months after the Company is no longer considered a shell company and appropriate Form 10 information has been provided. In addition, expand the risk factor to clarify that because of your shell company status, your ability to attract additional funding to sustain your operations may be significantly limited.

Information with Respect to the Registrant

The Market, page 22

4.   Please supplementally provide us with the documentation referred to in, or supporting, the following statements:

- "According to the Federation of State Medical Boards 2012 census, there were approximately 878,000 physicians in the USA in 2012…";

- "various private surveys of medical professionals generally indicate that a significant majority were practicing in groups of 9 or less…";

- "According to a July 2012 report published by the Centers for Disease Control and Prevention, National Center for Health Statistics only 29% of solo practitioners were adopters of EHR systems"; and

- "The proportion of physicians who were adopters increased as the size of the practice increased, with 60% of physicians in 2-physician practices, 62% of physicians in 3-to-10-physician practices, and 86% of physicians in practices with 11 or more physicians having adopted EHR systems."

Please ensure that any materials supplementally provided are appropriately marked to highlight the sections relied upon and cross-referenced to your prospectus.

Sources and Availability of Products and Supplies, page 27

5.   You state on page 27 that your basic EMR software will be ready for commercial sale 6-12 months following the successful completion of your offering. This is inconsistent with your disclosure elsewhere in the prospectus that you will not have a commercial product developed for at least 12 months from the completion of the offering. Please revise.

Please contact Luna Bloom, Staff Attorney, at (202) 551-3194 or me at (202) 551-3457 with any questions. Should you require further assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3730.

Sincerely,

/s/ Maryse Mills-Apenteng

Maryse Mills-Apenteng
Special Counsel

cc: Via E-Mail
        Thomas E. Puzzo, Esq.
        Law Offices of Thomas E. Puzzo, PLLC